Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 35 to Registration Statement No. 33-72424 on Form N-1A of our reports dated June 18, 2008, relating to the financial statements and financial highlights of Financial Investors Trust (the “Fund”), including the American Freedom U.S. Government Money Market Fund, Listed Private Equity Fund, and U.S. Treasury Money Market Fund, appearing in the corresponding Annual Report on Forms N-CSR of the Fund for the year ended April 30, 2008, and to the references to us under the headings “Financial Highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” in the Statements of Additional Information, which are parts of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Denver, Colorado
August 26, 2008